IShares, Inc.
N-SAR filing dated 2/28/03
Attachment for Item 77E

The Company is a defendant in an action in the U.S. District Court for the Northern District of Illinois. There are numerous other defendants, including the Company's investment advisor, other exchange traded funds, various fund service providers and market makers, and the Chicago Stock Exchange, Inc. A company named MOPEX, Inc. is the plaintiff in this action. MOPEX claims that the actions of the parties, including the Company, infringe a patent held by MOPEX, and that the parties engaged in a "conspiracy" amongst themselves to infringe the patent. MOPEX's patent, however, was found to be invalid by the judge in a related case in the U.S. District Court for the Southern District of New York. That case has now been settled. Although the Company is not a party to the action in New York, the Company believes that the finding of invalidity of the alleged patent will permit the action in Illinois to be resolved quickly with no effect on the Company.